ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

June 21, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) and Impax Funds Series Trust III (File Nos. 333-194601, 811-22935) (each a “Registrant” or “Trust” and collectively, the “Registrants” or “Trusts”)

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on May 30, 2024 and June 3, 2024 in connection with the Registrants’ preliminary proxy statement filed on Schedule 14A with the Commission on May 24, 2024 (the “Preliminary Proxy Statement”). The Staff’s comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Comment: In future preliminary proxy materials filed on Schedule 14A, please clearly mark all preliminary proxy materials as “preliminary” pursuant to Rule 14a-8.

Response:  The Registrant acknowledges the Staff’s comment.

2.	Comment: In the Questions & Answers section, please consider adding a question and answer on shareholder eligibility to vote (e.g., if you are a shareholder of record, you are entitled to notice of and to vote at the Meeting and any adjournments thereof).

Response:  The Registrant respectfully notes that the following information is included in the Notice: “Shareholders of record as of the close of business on June 3, 2024 (the ‘Record Date’) are entitled to notice of and to vote at the Meeting and any adjournment of the Meeting.” Substantially similar disclosure also is included in the Proxy Statement. Accordingly, the Registrant declines to make the requested change.

3.	Comment: In the Questions & Answers section and in the Proxy Statement, please disclose that the adoption of any proposal is not contingent on the adoption of any other proposal.

Response:  In response to the Staff’s comment, the following disclosure has been added as the last new paragraph in the first Question & Answer as well as under the Voting and Other Matters section of the Proxy Statement.

The adoption of any of these proposals is not contingent on the adoption of any other proposal by shareholders of a Fund.

4.	Comment: With regard to the two proposals concerning the fundamental investment restriction on concentration, please revise the descriptions of the proposals and the proposed fundamental investment restriction in the comparison chart to add “or group of industries” pursuant to Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended.

Response:  The Registrant acknowledges the Staff’s comment. The Registrant notes that the proposed fundamental investment restriction on concentration is the same fundamental investment restriction on concentration for other Impax Funds in the same registration statement and that such a change would be confusing to Fund shareholders. Accordingly, the Registrant declines to make the requested change.

5.	Comment: In the Questions & Answers section, please consider enhancing the following disclosure to state what the Trustees recommend with respect to the Fund: “The Trustees recommend that you vote ‘FOR’ each nominee and ‘FOR’ the Proposals that apply to you.”

Response:  The requested change has been made, as follows:

The Trustees recommend that you vote “‘FOR”’ each nominee and, for shareholders of Impax International Sustainable Economy Fund and Impax Ellevate Global Women’s Leadership Fund, “FOR” ~~the~~ Proposal~~s that apply to you~~ 2a or 2b, as applicable.”

6.	Comment: In the Questions & Answers section as well as in the Proxy Statement, please consider enhancing the disclosure regarding payment for the proxy solicitation and legal costs associated therewith to clarify that shareholders of the applicable Fund will bear such costs.

Response:  The Registrant believes that the current disclosure will be sufficiently understood by a reasonable investor. The Registrant also notes that the proposed enhancement is not required pursuant to Schedule 14A. Accordingly, the Registrant declines to make the requested change.

7.	Comment: In the Questions & Answers section, please clarify what it means for certain expenses to not be “readily identifiable.” In addition, please explain supplementally the accounting method used to determine whether certain expenses are or are not readily identifiable to a specific Fund.

Response:  The Registrant believes that the current disclosure will be sufficiently understood by a reasonable investor. In response to the Staff’s comment, however, the Registrant has revised the referenced disclosure, as follows:

Each Fund will bear a portion of the costs of this solicitation. Expenses of the solicitation that are readily identifiable to a specific Fund (i.e., costs specific to a particular proposal) will be applied to that Fund; expenses that are not readily identifiable to a specific Fund (i.e., costs that are not specific to a particular proposal) will be allocated among the Funds pro rata based on number of shareholder accounts.

8.	Comment: In the Questions & Answers section and in the Proxy Statement, please consider noting the address where shareholders of record may submit a written revocation of their proxy.

Response:  The Registrant notes that the Questions & Answers section directs shareholders to the proxy statement with respect to further instructions regarding revocation of proxies. The Registrant further note that proxies will be processed by different vendors depending on whether the shareholder is a direct investor (in which case Computershare will mail the proxy statement and process the shareholder’s proxy or any revocation of a proxy) or holds shares through a financial intermediary (in which case Broadridge or Mediant will mail the proxy statement and process the shareholder’s proxy or any revocation of a proxy). The Registrant confirms that the proxy vendor’s address, as applicable, will be provided on the shareholder’s proxy card. In response to the Staff’s comment, the Registrant will revise the disclosure under the Voting and Other Matters section of the Proxy Statement, as follows:

At any time before the Meeting, you may change your vote, even though a proxy has already been returned (i.e., revoke your proxy), ~~by written notice to the relevant Trust or~~ by submitting a subsequent proxy~~,~~ by mail, by Internet, by telephone or by voting in person at the Meeting, as instructed on your proxy card.

9.	Comment: Please clarify the different ways that a shareholder may revoke their proxy.

Response:  See Comment 8 above.

10.	Comment: Please clarify that merely attending the meeting does not, by itself, constitute a revocation of a properly executed proxy previously submitted.

Response: The Registrant respectfully submits that both the Notice and the Proxy Statement state that a shareholder may change their vote, even though a proxy has already been returned, “by written notice” or by “submitting a subsequent proxy” or by “voting in person at the Meeting,” meaning that mere attendance at the Meeting, absent a vote, would not constitute a revocation of a properly executed proxy that was previously submitted. Accordingly, the Registrant declines to make the requested change.

11.	Comment: In the Notice, please state the date and time by which a proxy must be received in order to be voted at the Meeting.

Response:  The Registrant notes that the Proxy Statement provides as follows: “All proxy cards solicited that are properly executed and received in time to be voted at the Meeting will be voted at the Meeting or any adjournment thereof according to the instructions on the proxy card.” In response to the Staff’s comment, this disclosure will be added to the Notice.

12.	Comment: Please clarify what actions the Board will take if shareholders do not approve a particular Proposal.

Response:  In response to the Staff’s comment, the following will be added to the Questions & Answers section:

Q.	What happens if a Proposal is not approved?

A.	If shareholders of a Fund do not approve a particular Proposal, the Board will take such action, if any, as it deems to be in the best interests of the Fund(s) and as permitted by law.

13.	Comment: With regard to the following disclosure, please delete the underlined portion: “In addition, Computershare has been retained to assist in the solicitation of proxies of shareholders of the Trusts at a cost of approximately $325,000, although actual costs maybe substantially higher.”

Response:  The requested change has been made.

14.	Comment: The Staff notes that the Ownership of Shares in the Impax Fund Family table is dated December 31, 2023. Please confirm that this information is provided as of the most recent practicable date.

Response:  The Registrant believes that the information provided in the table is as of the most recent practicable date. In response to the Staff’s comment, however, the Registrant will update the information in the table as of April 30, 2024.

15.	Comment: In the Vote Required section under Proposal 1, please explain the meaning of being elected by a “plurality” of shares.

Response:  In response to the Staff’s comment, the following will be added to the Vote Required section under Proposal 1:

A “plurality” means that the nominees who receive the largest number of votes cast will be elected as Trustees of the Trusts.

16.	Comment: Under Proposals 2a and 2b, please add the underlined text in the following disclosure: “The proposed amendment is intended to clarify that because the Fund no longer seeks to track the performance of the Impax Global Women’s Leadership Index, the Fund will not concentrate its investments in a particular industry even when the Impax Global Women’s Leadership Index is concentrated in an industry.”

Response:  The requested change has been made.

17.	Comment: With regard to the two proposals concerning the fundamental investment restriction on concentration, please revise the proposed fundamental investment restriction in the comparison chart to add “total,” to clarify that the reference to assets is a reference to “total assets” pursuant to the instruction to Item 8(2)(b) of Form N-2 with respect to closed-end investment companies, instead of “net assets” pursuant to instruction 4 to Item 9(b)(1) of Form N-1A with respect to open-end investment companies. The Staff notes that the reference to “net assets” in the instruction to Form N-1A is incorrect.

Response:  The Registrant acknowledges the Staff’s comment. The Registrant notes that the proposed fundamental investment restriction on concentration is the same fundamental investment restriction on concentration for other Impax Funds in the same registration statement and that such a change would be confusing to Fund shareholders. Accordingly, the Registrant declines to make the requested change.

18.	Comment: With regard to the two proposals concerning the fundamental investment restriction on concentration, please revise the proposed fundamental investment restriction in the comparison chart from “may not” to “will not.”

Response: The Registrant acknowledges the Staff’s comment. The Registrant notes that the proposed fundamental investment restriction on concentration is the same fundamental investment restriction on concentration for other Impax Funds in the same registration statement and that such a change would confuse Fund shareholders. Accordingly, the Registrant declines to make the requested change.

19.	Comment: In the Information about Other Service Providers subsection under the Other Information section of the Proxy Statement, please disclose information regarding the Fund’s administrator.

Response:  In response to the Staff’s comment, the following disclosure has been added as a new paragraph in the Information about Other Service Providers subsection under the Other Information section of the Proxy Statement, as follows:

JPMorgan Chase Bank, N.A., 383 Maison Avenue, New York, NY 11017, serves as the accounting agent and fund administrator to the Funds pursuant to a Fund Services Agreement.

20.	Comment: With respect to the following disclosure in the Voting and Other Matters subsection under the Other Information section of the Proxy Statement, please clarify what is meant by “oral communications” in the following disclosure: “The solicitation of proxies will be largely by mail, but may include telephonic, Internet or oral communication by officers and service providers of the Trusts, who will receive no compensation therefor in addition to their regular compensation for these services.”

Response:  In response to the Staff’s comment, the referenced disclosure has been revised, as follows:

The solicitation of proxies will be largely by mail, but may include telephonic communication or~~,~~ Internet ~~or oral communication~~ correspondence by officers and service providers of the Trusts, who will receive no compensation therefor in addition to their regular compensation for these services.

* * * * *

We hope that the foregoing response adequately addresses the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith